UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 15, 2025, Zhibao Technology Inc. (the “Company”) issued a press release announcing its unaudited financial results for the six months ended December 31, 2024. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Attached as Exhibit 99.2 to this report is the Unaudited Condensed Consolidated Financial Statements of the Company for the Six Months Ended December 31, 2024 and 2023.

Attached as Exhibit 99.3 to this report is a copy of the investor presentation.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-1 (Registration No. 333-282423), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: April 15, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Unaudited Financial Results for the Six Months Ended December 31, 2024 and 2023
99.2	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023
99.3	Investor Presentation
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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